Exhibit 99.1

SIGMA LITHIUM SUCCESSFULLY INITIATES COMMISSIONING OF GREENTECH PLANT ON SCHEDULE AND WITHIN BUDGET

•	Sigma Lithium successfully commissioned the first module of the Phase 1 production plant (the “Greentech Plant”), on schedule and within budget:

o	Crushing circuit (“dry module”) commissioning commenced last week with all tests successfully completed and is expected to be completed by February 2023.

o	Dense media separation circuit (“wet module”) commissioning expected to initiate in February 2023 and expects to be completed by April 2023.

•	Sigma Lithium remains on track to commence commercial production in April 2023.

o	Please review our new video here with the 3D engineering of the expansion of the Greentech Plant (Phases 2 & 3) as well as the current Greentech Plant (Phase 1).

•	Sigma Lithium also commissioned the system that will pump water from Rio Jequitinhonha 6km away to the sewage treatment plant to clean the water of its solid fecal residues, making it suitable for the Greentech Plant.

•	Sigma Lithium expects to start generating free cash flow in the second quarter of 2023, producing battery grade environmentally and socially sustainable lithium concentrate (“Battery Grade Sustainable Lithium”).

•	Sigma Lithium has been conducting continued exploration work with the goal of further increasing the mineral resources, focusing on outlining a deposit which will comprise a Phase 4, expected to be larger than 20Mt, with the resource estimate update expected to be completed in 2023.

•	Substantial increase in the estimated mineral resources strengthens the position of Sigma Lithium’s 100% owned Grota do Cirilo Project (the “Project”) as the largest and highest quality hard rock mineral deposits in the Americas and among the largest in the world.

VANCOUVER, CANADA – (December 20, 2022) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally and socially sustainable high-purity lithium, is pleased to announce that it has commenced commissioning of its Greentech Plant on schedule and within budget.

“We have rapidly advanced the commissioning of the Greentech Plant, as planned, on schedule and on budget this month. Our technical team, led by Calvyn Gardner and Brian Talbot, has worked tirelessly and relentlessly this quarter to make that happen. Our stelar team is what makes Sigma so unique. Simultaneously, our ESG teams have worked intensely to ensure the communities of Itinga and Araçuaí have been concomitantly lifted through Sigma’s transformative new social initiatives: allocating funding to build 2,000 rainwater collection systems and to empower 10,000 women through microcredit,” says Ana Cabral-Gardner, Co-CEO and Co-Chairperson of Sigma Lithium.

Co-CEO and Co-Chairperson Calvyn Gardner adds, “We have been working laser focused towards delivering Battery Grade Sustainable Lithium following the conclusion of the commissioning of our Greentech Plant in April 2023.”

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GREENTECH PLANT COMMISSIONING COMMENCED

Sigma Lithium continues to rapidly advance towards production, commencing crusher circuit plant commissioning on schedule last week. The commissioning commenced with the following tasks and tests successfully completed:

•	Energizing the substation and transformer;

•	Mechanical completion of the Secondary and Tertiary crushers and associated crusher, feeders and conveyor belts;

•	Electrical testing of the Secondary and Tertiary crusher motors, commencing original equipment manufacturer commissioning of the Secondary and Tertiary crushers for operation; and

•	Running of tertiary feeders and conveyor belts No. 3, 4 and 6.

Future crusher circuit commissioning will focus on conducting sequential and load tests, which will be completed by February 2023.

Going forward, Sigma Lithium expects to commence dense media separation circuit commissioning in February 2023 and first production to follow in April 2023.

Figure 1: Dry Plant Commissioning Commencement

ACQUISITION OF LAND FOR ENVIRONMENTAL PRESERVATION PURPOSES AND IN SETTING CARBON COMPENSATION

Sigma Lithium also proudly announces that Miazga Participações S.A. (“Miazga”), has acquired a farm property with tropical forestry (the "Land").

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The acquisition of the Land has several objectives for the Company:

•	Preservation of endangered tropical forestry that could be suppressed otherwise. Further donation of this area to the State Forestry Authority (IEF - Instituto Estadual de Florestas) for permanent preservation.

•	Miazga will subsequently utilize the Land on behalf of Sigma Mineração S.A. ("Sigma Brazil"), an indirectly owned subsidiary of the Company, which in turn shall receive regulatory environmental compensation credit as a result.

•	Further advances towards achievement of Net Zero goals by 2025.

In order to execute the acquisition Sigma Lithium entered into a loan agreement with Miazga (the “Loan Agreement”). The Loan Agreement has the purpose of funding Miazga to purchase the Land. Miazga is acquiring the Land from Mr. Deraldo Leandro Mendes.

The Loan Agreement is considered a non-arm’s length transaction under the policies of the TSX Venture Exchange given that certain officers of Sigma Lithium, being Ana Cabral-Gardner and Calvyn Gardner, are also directors of Miazga. Ana Cabral-Gardner and Calvyn Gardner also have an indirect shareholding interest in Miazga.

The Loan Agreement provides for the loan of BRL 885,000.00 (CAD 221,250.00, at signature date's quotation) from Sigma Brazil to Miazga, which is the exact amount to be disbursed on the purchase of the Land.

This amount must be repaid to Sigma Brazil within three years.

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under National Instrument 43-101 who reviewed and approved the technical information included in this news release.

The technical and scientific information related to geology and mineral resource estimates in this news release has been reviewed and approved by Marc-Antoine Laporte P.Geo., M.Sc., of SGS. Mr. Laporte is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma Lithium.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. Sigma Lithium represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (647) 706-1087
jamie.flegg@sigmaca.com

James Neal-Ellis, Vice President, Corporate Development & Investor Relations

(Toronto) +1 (416) 219-6475
james.nealellis@sigmaca.com

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Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the expected timing of the completion of crushing circuit commissioning; the expected timing of initiation of and completion of dense media separation circuit commissioning, the expected timing of commencement of commercial production; the expected generation of free cash flow by the Company and the anticipated timing thereof; the expected increase in mineral resources and the anticipated timing thereof, the expected timing of the conclusion of commissioning of the Greentech Plant; the social initiatives of the Company, achieving net zero carbon objectives; the general business and operational outlook of the Company; and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; the ability to obtain required financing on acceptable terms; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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